Exhibit No. 4.1

DESCRIPTION OF SECURITIES REGISTERED UNDER

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary description of the common shares, par value $0.01 per share (“common stock”) of Armstrong World Industries, Inc., a Pennsylvania corporation (the “Company”, “we”, “us” or “our”), which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended. This summary description is based on the provisions of the Business Corporation Law of 1988 of the Commonwealth of Pennsylvania (the “PBCL”) applicable to the Company and the Company’s amended and restated articles of incorporation (“Articles”) and amended and restated bylaws (“Bylaws”). It is not meant to be a complete description of the common stock and is qualified in its entirety by reference to the Articles and Bylaws, which are incorporated by reference herein and filed as exhibits to the Company’s Annual Report on Form 10-K of which this exhibit forms a part, and to applicable provisions of the PBCL.

Authorized Capital Stock

Our authorized capital stock under our Articles consists of:

•	200,000,000 common shares, par value $0.01 per share; and

•	15,000,000 preferred shares, without par value, which may be issued in series as provided in the Articles.

Description of Common Stock

Holders of our common stock are entitled to one vote per share on all matters (including the election of directors) on which any of our shareholders are entitled to vote.

Subject to applicable law and any preference rights of holders of any preferred shares that we may issue in the future, the holders of our common shares are entitled to receive dividends, if any, when and as declared from time to time by our board of directors, or Board, out of assets legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the rights of any holders of preferred shares that we may have issued prior to such distribution.

The holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to our common stock.

Our common stock is listed on the NYSE under the symbol “AWI.”

American Stock Transfer & Trust Company is the transfer agent for our common stock

Anti-Takeover Effects of Certain Provisions of Our Articles, Bylaws and the PBCL

The following is a summary of certain provisions of the PBCL and our Articles and Bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares.

Preferred Shares

The Board has the authority, without action by our shareholders, to issue preferred shares and to fix voting powers for each class or series of preferred shares, and to provide, among other things, that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution or convertible into, or exchangeable for, shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred shares may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any of our preferred shares on the rights of holders of our common stock until our Board determines the specific rights attached to such preferred shares. The effect of issuing preferred shares could include one or more of the following:

•	restricting dividends in respect of our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred shares have the right to vote on matters as a class;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change of control of us.

Authorized but Unissued Shares

Shares of our authorized but unissued common stock will be available for future issuance without approval by our shareholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued common stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Pennsylvania Anti-Takeover Statutes

We are organized under Pennsylvania law. In general, a corporation organized under Pennsylvania law is subject to various “anti-takeover” provisions of the PBCL unless the corporation’s articles of incorporation or, in certain cases, bylaws explicitly provide that these provisions shall not apply to the corporation or another statutory exception applies. These “anti-takeover” provisions may delay or prevent a transaction that would cause a change in our control and they seek to discourage certain fundamental changes, control transactions, business combinations and control-share acquisitions as well as to protect registered corporations from being exposed to and paying “greenmail.”

Our Articles explicitly provide that Subchapters 25D, 25E, 25F, 25G and 25H of the PBCL, the “anti-takeover” statutes, will not apply to us, except as may be required by law.

Other Provisions of Our Articles and Bylaws

Pursuant to our Articles, special meetings of shareholders may only be called by shareholders holding at least 20% of the votes that all shareholders are entitled to cast. Holder of preferred shares may only be permitted to call a meeting of shareholders if so provided in the terms of such series of preferred shares. In addition, our Bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election of directors, other than nominations made by, or at the direction of, our Board. These requirements may impede shareholders’ ability to call special meetings, bring matters before a meeting of shareholders or make nominations for directors at a meeting of shareholders.

Our Articles do not provide for cumulative voting in the election of directors. Because cumulative voting might otherwise permit an insurgent to gain Board representation even though it only owns a minority interest, the inability of our shareholders to vote cumulatively may impede or delay attempts to change of control of us.

Our Bylaws include provisions eliminating the personal liability of our directors and provisions indemnifying our directors and officers, in each case to the fullest extent permitted by Pennsylvania law. The limitation of liability and indemnification provisions in our Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though a derivative action, if successful, might otherwise benefit us and our shareholders. In addition, the value of investments in our securities may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Our Articles may be amended, altered or repealed as provided by the PBCL with the exception that certain provisions regarding (i) the number, terms of office and removal of directors, (ii) special meetings of shareholders, and (iii) shareholder action by written consent and may only be amended, modified or repealed by affirmative vote or written consent of the holders of at least 80% of our outstanding common shares.

Our Bylaws may be amended, modified or repealed by either a (i) a majority vote of holders of the outstanding shares entitled to vote on the matter or (ii) majority vote of the total number of directors on the Board, except as otherwise provided by the PBCL, the Articles or as is otherwise qualified in the Bylaws.